UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ALEXANDER & BALDWIN, INC.

(Exact name of registrant as specified in its charter)

Hawaii	99-0032630
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P. O. Box 3440, Honolulu, Hawaii 822 Bishop Street, Honolulu, Hawaii (Address of principal executive offices)	9680l 96813 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, without par value	New York Stock Exchange, Inc.
Common Stock Purchase Rights	New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant's Securities to be Registered

General

This registration statement on Form 8-A relates to the registration of common stock, without par value (the "Common Stock"), of Alexander & Baldwin, Inc., a Hawaii corporation (the "Company"), and the Common Stock purchase rights attached thereto (each a "Right" and collectively, the "Rights"), pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the listing of the Common Stock (including the Rights) on the New York Stock Exchange (the "NYSE"). The Common Stock is presently quoted on the NASDAQ Global Select Market ("NASDAQ"). Upon the commencement of trading of Common Stock on the NYSE, the Company intends to withdraw its inclusion of Common Stock on NASDAQ. Each share of issued and outstanding Common Stock has attached thereto one Right.

The following summary does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company's Restated Articles of Association, as amended (the "Restated Articles"), and Amended Bylaws (the "Bylaws"), copies of which are incorporated herein by this reference.

Common Stock

The Company currently is authorized to issue 150,000,000 shares of Common Stock, of which, as of August 7, 2008, (i) 41,349,893 shares of Common Stock are currently issued and outstanding, (ii) 3,551,419 shares of Common Stock are held in treasury, (iii) 3,711,710 shares of Common Stock are reserved for issuance under the Company's equity incentive plans and (iv) 45,061,603 shares of Common Stock are reserved for issuance under the Company's Shareholder Rights Plan (the "Rights Plan").

Each share of Common Stock entitles the holder thereof to one vote on each matter for which shareholders are entitled to vote. The recordholders of a majority of the outstanding shares of the Common Stock of the Company entitled to vote at meetings of shareholders, present in person or by proxy, constitute a quorum at any meeting of shareholders. Matters are generally decided by the affirmative vote of a majority of the shares of the Common Stock of the Company present in person or by proxy and entitled to vote. Directors are elected by non-cumulative voting.

Holders of Common Stock are entitled to dividends out of funds legally available for such dividends when, if and as declared by the Board of Directors. The holders of Common Stock are entitled to receive pro rata according to their stockholdings all of the Company's assets available for distribution to shareholders in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or other winding up of the Company.  Shares of Common Stock are not liable to assessment or further call.  The Common Stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

Common Stock Purchase Rights

On June 25, 1998, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company to shareholders of record at the close of business on December 19, 1998, or on such earlier date (if any) as existing Common Stock purchase rights may be redeemed in accordance with the Company's Rights Plan, which was adopted December 8, 1988. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $110 per share (the "Exercise Price"), subject to adjustment. The Exercise Price shall be paid in cash. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of June 25, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

The Rights are attached to all Common Stock certificates, and no separate Rights certificates have been distributed. The Rights will separate from the Common Stock on the distribution date (the "Distribution Date"), which is the earlier of (i) the date of the first public announcement that a person (a "20% Shareholder") has become the beneficial owner of 20% or more of the outstanding shares of Common Stock (the "20% Ownership Date"), or (ii) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause a person to become a 20% Shareholder. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with, and only with, such Common Stock certificates, (ii) Common Stock certificates issued after the record date for distribution of the Rights will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding also will constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

The Rights are not exercisable until the Distribution Date and will expire at the later of the close of business on (i) December 19, 2008, or (ii) the tenth anniversary of the Distribution Date, unless earlier redeemed by the Company as described below.

As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights.

Upon public announcement by the Company or a 20% Shareholder that a person has become a 20% Shareholder, or such earlier date as a majority of the Board of Directors becomes aware of the existence of the 20% Shareholder, each holder of a Right thereafter will have the right to purchase, at the Exercise Price, the number of shares of Common Stock with an aggregate market value equal to two times the Exercise Price. Notwithstanding any of the foregoing, from and after the Distribution Date, all Rights that are or were beneficially owned by a 20% Shareholder will be null and void.

In the event that, at any time following the 20% Ownership Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination transaction in which all or part of the Common Stock is changed into or exchanged for stock or assets of another person, or (iii) 50% or more of the Company's assets or earning power is sold or transferred (other than in the ordinary course of business), each holder of a Right (except Rights which previously have been voided as set forth above) thereafter shall have the right, upon payment of the Exercise Price, to buy such number of shares of common stock of the surviving corporation with an aggregate market value equal to two times the Exercise Price of the Right.

The Exercise Price payable, and the number and kind of securities that may be purchased, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock.

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

At any time until the earliest of (i) the Distribution Date, (ii) the date of the first event of the type giving rise to the right, described above, to purchase shares of common stock of a surviving corporation, or (iii) the date the Rights expire, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash, shares of Common Stock, other securities of the Company, other property, or any combination thereof. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise Rights will terminate and the only right thereafter of the holders of Rights will be to receive the $.01 redemption price.

At any time after the 20% Ownership Date and prior to the first date thereafter upon which a 20% Shareholder becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Company may exchange the Rights in whole, but not in part, for shares of Common Stock (or cash, property, or other securities) having a current value equal to the difference between the Exercise Price and the current market price of the shares that otherwise would be issuable upon exercise of a Right on such date. Immediately upon the action of the Board of Directors ordering exchange of the Rights, the right to exercise Rights will terminate and the only right thereafter of the holders of Rights will be to receive the shares of Common Stock (or cash, property or other securities) for which the Rights are to be exchanged.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable.

The Rights Agreement may be amended by the Board of Directors of the Company without the approval of any holder of Rights and whether or not such amendment is adverse to any holder of Rights. However, after the earlier of the 20% Ownership Date or the date the Board of Directors authorizes and directs the redemption or exchange of Rights, the Rights Agreement may not be amended in any manner that would materially and adversely affect any holder of Rights (other than a 20% Shareholder).

Restrictions on Acquisition of the Company and Modification of Shareholders' Rights

Rights under Rights Agreement

The Rights described above have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company prior to the time that the Rights may not be redeemed (as described above) since the Board of Directors may, at its option, at any time until the Distribution Date redeem all but not less than all the then outstanding Rights at $.01 per Right.

Certain Provisions in the Restated Articles and Bylaws

The following discussion is a general summary of certain provisions of the Restated Articles and Bylaws of the Company which may be deemed to have certain anti-takeover effects and/or which may act to modify the rights of shareholders.

Advance Notice Requirement for Director Nominations. The Company's Bylaws provide that shareholder nominations for the election of directors may not be brought before a meeting of shareholders unless the shareholder has given proper written notice. To be timely, a shareholder's notice must be delivered to or mailed and received at the Company's principal executive offices (i) in the case of an annual meeting, not less than one hundred twenty (120) days nor more than one hundred fifty (150) days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which the notice of the annual meeting is first mailed by the Company or on which the Company makes public disclosure of the date of the annual meeting, whichever first occurs. No person is eligible for election to the Board of Directors unless nominated in accordance with the foregoing procedures.

No Ability to Act by Written Consent. Neither the Restated Articles nor the Bylaws permit a shareholder action to be taken by written consent.

Removal of Directors; Filling Vacancies on Board. Directors may be removed for cause only at any annual meeting or any special meeting of the shareholders by the affirmative vote of the recordholders of a majority of the shares of Common Stock issued and outstanding and entitled to vote. In addition, any director may be removed for cause at any time by the affirmative vote of a majority of the Board of Directors. The Bylaws provide that vacancies arising as a result of the removal of directors by shareholder action may be filled by the shareholders at such meeting, and such vacancies created by removal may otherwise be filled by the Board of Directors.

No Ability for Shareholders to Call a Special Meeting. Neither the Restated Articles nor the Bylaws permit shareholders to call a special meeting.

Amendment of Restated Articles and Bylaws. The Restated Articles may be amended, altered, changed or repealed by the affirmative vote of the recordholders of two-thirds of the shares of capital stock issued and outstanding and entitled to vote. The Bylaws may be altered, amended or repealed by the Board of Directors, subject to repeal or change by the affirmative vote of the recordholders of a majority of the shares of capital stock issued and outstanding and entitled to vote.

No cumulative voting. There shall be no cumulative voting in the election of directors.

Indemnification. The Restated Articles provide that the directors and officers of the Company shall be indemnified and shall be advanced expenses incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding arising out of their status as directors and officers.

Item 2. Exhibits. List below all exhibits filed as a part of the registration statement:

None.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 26, 2008

ALEXANDER & BALDWIN, INC.

/s/ Christopher J. Benjamin
Christopher J. Benjamin
Senior Vice President,
Chief Financial Officer and Treasurer